Stahl & Zelmanovitz	Email: StahlNYC@AOL.com
767 Third Avenue — 14th Floor	Phone: (212) 826-6435
New York, New York 10017	Fax: (212) 826-6402

July 5, 2005

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Attention:	H. Roger Schwall, Assistant Director

Re:       NGAS Resources, Inc. — Proposed 10-KSB/A, File No. 0-12185

Ladies and Gentlemen:

     This correspondence is provided on behalf of NGAS Resources, Inc. (the “Company”) in response to the staff’s comment letters dated April 22, 2005 (the “Initial Comment Letter”) and June 21, 2005 (the “June Comment Letter”) on the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2004 (the “Report”). The following responses are keyed to the numbered paragraphs in the June Comment Letter. They include proposed responsive amendments to the Report, marked where indicated to show changes from the Report, for subsequent filing on Form 10-KSB/A (the “10-KSB/A”).

Financial Statements

     1.     The dollar amounts recorded for common stock issued for cash and all other equity transactions reflected in the consolidated statements of shareholders’ equity that the Company plans to file with the 10-KSB/A in response to comment 3 of the Initial Comment Letter are properly stated. In response to comment 1 of the June Comment Letter, the Company proposes to make reclassification adjustments for several equity transactions reflected in its consolidated statements of cash flows for the years ended December 31, 2004 and 2003. The background and basis for these adjustments is set forth below.

             (a) Subscriptions Receivable. As noted in the roll-forward to be added to Note 10 to the consolidated financial statements for common shares to be issued in response to comment 7 of the Initial Comment Letter, a portion of the proceeds from an institutional private placement under a securities purchase agreement dated December 31, 2003 (the “December 2003 Pipe”) were received in January 2004, resulting in the classification of all the shares subscribed in the financing as common shares to be issued at December 31, 2003. Although all of the shares subscribed in the December 2003 Pipe were issued in January 2004, the Company believes the appropriate accounting treatment for the financing in the consolidated statements of cash flows for the years ended December 31, 2004 and 2003 requires (i) elimination of the subscriptions receivable classification proposed in our response to comment 9 of the Initial Comment Letter and (ii) allocation of the net proceeds from the December 2003 Pipe to proceeds from issuance of common shares for 2004 and 2003 under financing activities in proportion to the gross proceeds received in the financing at the beginning of 2004 and the end of 2003, respectively. These reclassification adjustments are reflected in the revised consolidated cash flow statements set forth below. This will also require the following conforming revision in the 10-KSB/A to the disclosure in the third paragraph under the caption “Capital Resources” in the MD&A:

        The proceeds from these equity financings and from convertible note financings described below have been allocated primarily to construction of gas gathering lines and our investments in sponsored Drilling Programs. See “Business — Gas Gathering Facilities” and “ — Drilling Programs.” A portion of the proceeds from the second equity financing in 2003 were received immediately after year end, resulting in the issuance of all the shares covered by the financing in January 2004 and their classification as common shares to be issued at December 31, 2003.

Securities and Exchange Commission
Division of Corporation Finance
July 5, 2005

             (b) Contract Settlements Paid in Common Shares. As noted in the roll-forward to be added to Note 10 to the consolidated financial statements for common shares to be issued in response to comment 7 of the Initial Comment Letter, the common shares to be issued at issued December 31, 2003 in connection with a contract settlement were reduced by 3,556 shares to reflect the payment of the settlement in cash in the amount of $17,780 during 2004 in lieu of common shares. The Company proposes to reclassify the transaction in the 10-KSB/A, along with the adjustments for the December 2003 Pipe, in the revised consolidated cash flow statements set forth below.

	Year Ended December 31,
	2004	2003	2002
OPERATING ACTIVITIES
Net income	$1,611,701	$3,660,140	$634,950
Adjustments to reconcile net income to net cash provided by operating activities:
Incentive bonus paid in common shares	674,905	364,680	130,020
Options, warrants and deferred compensation	743,096	742,800	—
Contract settlement paid in common shares	(17,780)	(293,074)	—
Depreciation, depletion and amortization	1,886,965	911,089	652,069

Write-down of investments	63,627	—	—
Write-off of deferred financing costs	—	29,786	—
Notes issued in kind for interest on long term debt	74,036	104,888	—
Gain on sale of assets	(1,542,607)	(2,695)	(4,361)
Future income taxes	1,795,785	257,647	—
Changes in assets and liabilities:
~~Subscriptions receivable~~	~~2,335,009~~	~~(2,335,009 )~~	~~—~~
Accounts receivable	(1,778,538)	(175,142)	95,324
Prepaid expenses and other current assets	(1,378,759)	(329,752)	(258,648)
Accounts payable	2,117,643	514,788	374,018
Accrued liabilities	672,531	1,804,651	418,959
Income taxes payable	(144,450)	144,450	—
Customers’ drilling deposits	2,489,401	3,398,400	3,909,500

Net cash provided by operating activities	7,267,556	11,718,804	5,951,831

INVESTING ACTIVITIES
Proceeds from sale of assets	2,187,400	20,745	26,800
Purchase of property and equipment	(1,097,568)	(1,341,701)	(224,533)
Purchase of investment	—	—	(9,827)
Increase in bonds and deposits	(25,650)	(58,000)	—
Additions to oil and gas properties	(53,755,431)	(7,346,345)	(1,366,003)

Net cash used in investing activities	(52,691,249)	(8,725,301)	(1,573,563)

FINANCING ACTIVITIES
Net payments on short term borrowings	—	(134,162)	(11,905)
Decrease (increase) in loans to related parties	158,827	117,100	(212,093)
Proceeds from issuance of common shares	12,605,180	6,889,563	102,500

Proceeds from issuance of long term debt	22,679,258	8,236,125	693,868
Payments of deferred financing costs	(684,206)	(410,000)	—
Payments of long term debt	(80,987)	(2,128,443)	(163,751)

Net cash provided by financing activities	34,678,072	12,570,183	408,619

Change in cash	(10,745,621)	15,563,686	4,786,887
Cash, beginning of year	22,594,993	7,031,307	2,244,420

Cash, end of year	$11,849,372	$22,594,993	$7,031,307

Securities and Exchange Commission
Division of Corporation Finance
July 5, 2005

     The foregoing adjustments will also be reflected in the first two MD&A paragraphs under “Liquidity” to be included in the 10-KSB/A. Accordingly, in addition to deleting the references to working capital adjustments in those paragraphs, as proposed in response to comment 2 of the Initial Comment Letter, the disclosure will be conformed as set forth below. For clarity, the revised disclosure is marked to show only those conforming revisions.

        Liquidity. Net cash provided by our operating activities in 2004 was $7,267,556. Our cash position during 2004 was decreased by the use of $52,691,249 in investing activities, reflecting net additions of $53,755,431 to our oil and gas properties. These investments were funded in part with proceeds from institutional private placements of our common stock and convertible notes and from bank borrowings. See “Capital Resources” below. As a result of these activities, net cash decreased from $22,594,993 at December 31, 2003 to $11,849,372 at December 31, 2004.

        Net cash provided by our operating activities in 2003 was $11,718,804. Our cash position during 2003 was increased by $12,570,183 from financing activities, consisting primarily of proceeds from the issuance of our common shares and convertible notes. Our cash position was decreased by the use of $8,725,301 in investing activities, comprised primarily of $7,346,345 in net additions to our oil and gas properties and $1,341,701 in the purchase of property and equipment. As a result of these activities, cash and cash equivalents increased from $7,031,307 at December 31, 2002 to $22,594,993 as of December 31, 2003.

     The following table is provided on a supplemental basis for reconciliation of the dollar amounts recorded for common shares issued and to be issued in the consolidated statements of cash flows, modified as proposed above, and in the consolidated statements of changes in shareholders’ equity, as proposed in response to comment 3 of the Initial Comment Letter, in each of the years presented in the consolidated financial statements.

	Year Ended December 31,
CASH FLOWS:	2004	2003	2002
Proceeds from issuance of common shares, adjusted to reflect reclassifications in 10-KSB/A	$12,605,180	$6,889,563	$102,500

CHANGES IN SHAREHOLDERS’ EQUITY:
Common shares issued for cash, as reported	$12,200,886	$2,460,450	$102,500
Reconciliations:
Common shares issued upon exercise of options and warrants, as reported	3,507,493	1,904,164	—
Portion of fair value of exercised warrants previously included in paid-in-capital upon issuance of warrants	(20,250)	—	—
Cashless exercise of employee stock options	—	(558,000)	—
Cash received at the end of 2003 for shares issued at the beginning of 2004 in the Year-End Pipe	(3,082,949)	3,082,949	—

Subtotal	$12,605,180	$6,889,563	$102,500

     The Company believes that the footnotes to its consolidated financial statements, combined with the reclassification adjustments to the consolidated statements of cash flows proposed for filing in the 10-KSB/A, provide an adequate basis for reconciling the remaining spread between the dollar amounts recorded for common stock issued for cash and all other equity transactions reflected in the consolidated statements of shareholders’ equity, without the need for the supplemental reconciliation table.

     2.     The disclosure in the introductory paragraph of Note 17 to the consolidated financial statements included in the Report will be expanded in the 10-KSB/A as set forth below. The following paragraph includes the revised disclosure proposed in our response to comment 4 of the Initial Comment Letter but, for clarity, is marked to show only the additional disclosure proposed in response to comment 2 of the June Comment Letter.

Securities and Exchange Commission
Division of Corporation Finance
July 5, 2005

        (a) Differences Reflected in Consolidated Financial Statements. The Company follows accounting principles generally accepted in Canada (“Canadian GAAP”), which are different in some respects than accounting principles generally accepted in the United States of America (“U.S. GAAP”). The only difference that affects the Company’s consolidated financial statements for the reported periods involves the accounting treatment of the Company’s investment in municipal bonds described in Note 6, which would be reportable at fair value under U.S. GAAP. This would have no effect on the Company’s consolidated statements of cash flows for the reported periods but would have the following effects on shareholders’ equity and net income, as reported under Canadian GAAP:

         3 & 4.     The Company proposes to include the following introductory paragraphs immediately following the cover page to the 10-KSB/A as error correction and explanatory disclosure:

        NGAS Resources, Inc. (the “Company”) is an independent energy company focused on natural gas development and production in the Appalachian Basin, primarily in eastern Kentucky. The Company is amending its annual report on Form 10-KSB for the year ended December 31, 2004 (the “Report”) in response to review comments on the Report by the staff of the Securities and Exchange Commission. The review was limited to the Company’s consolidated financial statements and related disclosures in Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”).

        In response to review comments, this amendment reflects two adjustments to the consolidated financial statements included in the Report. In the consolidated statements of operations, reported drilling, production and gas gathering expenses have been adjusted to include depreciation of vehicles and other field equipment used in each of those activities, and corresponding reclassification adjustments have been made to the balance of reported depreciation, depletion and amortization. In the consolidated statements of cash flows, reported changes in subscriptions receivable during 2004 and 2003 have been eliminated from operating activities and reclassified in financing activities as proceeds from issuance of common stock during those years in proportion to the subscription amounts received at the beginning of 2004 and the end of 2003, respectively. This amendment also adds consolidated statements of changes in shareholders’ equity for the periods covered by the Report and reflects several conforming reclassifications of equity accounts reported in the consolidated statements of cash flows for the years ended December 31, 2004 and 2003.

        The Company is also amending the Report to (a) modify the first two paragraphs under the caption “Liquidity” and the third paragraph under the caption “Capital Resources” in the MD&A by deleting references to working capital adjustments in addressing its cash flows for 2004 and 2003 and reflecting certain equity account reclassifications in those years, (b) revise the index to financial statements in Item 7 and the report of independent registered public accounting firm to reflect the addition of consolidated statements of changes in shareholders’ equity for the reported periods, (c) clarify in Note 1 to the consolidated financial statements and the report of independent registered public accounting firm that the financial statements have been prepared solely in accordance with accounting principles generally accepted in Canada, and expand the disclosure in Note 17 to reconcile differences between those accounting principals and accounting principles generally accepted in the United States of America, (d) expand the summary of accounting policies in Note 1 to the consolidated financial statements relating to customer drilling deposits and costs incurred in exploratory drilling activities and (e) add conforming revisions to the certifications provided as exhibits to the Report pursuant to Rule 13a-14(a) under the Securities Exchange Act.

Securities and Exchange Commission
Division of Corporation Finance
July 5, 2005

Note 1 — Summary of Significant Accounting Policies

     5.     The disclosure in subparagraph (d)(i) of Note 1 to the consolidated financial statements included in the Report will be expanded in the 10-KSB/A as set forth below. The following paragraph includes the revised disclosure proposed in our response to comment 10 of the Initial Comment Letter but, for clarity, is marked to show only the additional disclosure proposed in response to comment 5 of the June Comment Letter.

               (i) Accounting Treatment for Costs Incurred. The Company follows the successful efforts method of accounting for its oil and gas activities. Accordingly, property acquisition costs, development costs and the cost of support equipment and facilities are capitalized. Drilling costs for exploratory wells are also capitalized pending determination of proved reserves but must be charged to expense if no proved reserves are found within one year after completion of drilling. The Company has found proved reserves for all exploratory wells drilled during the years presented in the consolidated financial statements within one year after completion of drilling and therefore has not expensed any explanatory drilling costs for those wells. Other exploration costs, including geological and geophysical expenses, as well as production costs, overhead, leasehold expiration costs and delay rentals, are charged to expense as incurred.

* * *

     If the revised disclosure is acceptable, Company will promptly file the proposed 10-KSB/A, with conforming disclosure in all of its future periodic reports under the Exchange Act. In connection with this response, the Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings under the Exchange Act, (b) comments from the staff of the Commission on changes to disclosures in response to staff comments shall not foreclose the Commission from taking any action with respect to those filings and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     We appreciate your consideration of these responses and look forward to receiving any further comments as promptly as practicable.

Yours very truly,

/s/ Douglas Stahl

cc:	NGAS Resources, Inc.
Kraft, Berger, Grill, Schwartz, Cohen & March LLP